

November 17, 2011

<u>Via Facsimile</u>
Johan M. (Thijs) Spoor
Chief Executive Officer, President and
Chief Financial Officer
FluoroPharma Medical, Inc.
500 Boylston Street, Suite 1600
Boston, MA 02116

   Re: FluoroPharma Medical, Inc.
     Item 4.01 Form 8-K
     Filed November 7, 2011
     File No. 333-147193

Dear Mr. Spoor:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01</u>

1. Please amend the first paragraph of your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

2. Please revise the disclosure in the fourth paragraph to specifically state that you were unable to obtain the letter described in Item 304(a)(3) of Regulation S-K since BehlerMick has ceased operations.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 if you have any questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief